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                             July 18, 2022

       Igor Gerasimov
       Chief Financial Officer, Executive Director
       Ozon Holdings PLC
       Arch. Makariou III, 2-4
       Capital Center, 9th floor
       1065, Nicosia, Cyprus

                                                        Re: Ozon Holdings PLC
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            File No. 001-39713

       Dear Mr. Gerasimov:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 4. Information on the Company
       C. Organizational Structure, page 81

   1. You disclose here you are a holding company, and elsewhere you disclose you conduct substantially all of
your operations through subsidiaries. You also disclose elsewhere there is a risk the
holding company will not have sufficient liquidity to redeem its bonds due to uncertainty
around the impact of the restrictions under the recently enacted Russian capital control and
protection measures on the ability to transfer cash funds from your
                                                        Russian subsidiaries to
the holding company. In view of the preceding, please explain to us your consideration
of the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to
your filing.
 Igor Gerasimov
FirstName  LastNameIgor Gerasimov
Ozon Holdings  PLC
Comapany
July       NameOzon Holdings PLC
     18, 2022
July 18,
Page  2 2022 Page 2
FirstName LastName
Item 5. Operating and Financial Review and Prospects
Key Indicators of Financial and Operating Performance, page 87

2. We note inclusion of various non-IFRS measures, such as Adjusted EBITDA and Free
         Cash Flow, within the listing of 'Key Indicators of Financial and Operating Performance.'
         Please revise to include the most directly comparable IFRS measure(s) with equal or greater prominence within the listing. Alternatively move the listing of 'Key Indicators of
         Financial and Operating Performance' to follow your discussion of 'Results of Operations'
         that begins on page 91. Additionally, your presentation includes certain non-IFRS measures "as a percentage of GMV incl. services, %" without providing the comparable
         IFRS measure(s), here and on page 95 for the quarterly data. Please revise accordingly. Refer to Item Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of
         the of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
3. You disclose your non-IFRS measure "Contribution (Loss)/Profit' is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers." Accordingly, it appears the most comparable IFRS measure to which it should be reconciled is 'gross profit.' Please revise or advise.
Non-IFRS Financial Measures, page 94

4. You present your liquidity measure ''Free Cash Flow' on a quarterly basis. Please present all three major categories of the statement of cash flows for the same periods wherever you present this measure in your filing. Refer to Question 102.06 of the staff's
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
B. Liquidity and Capital Resources
Cash Flows
Net cash (used in)/generated from operating activities, page 97

5. Please discuss the operational reasons why you have negative operating cash flows for the year ended December 31, 2021. To the extent determinable, also discuss your expectations of generating positive operating cash flows. Refer to
Item 5.D of Form 20-F
         and section IV.B.1 of Release No. 33-8350 for guidance.
 Igor Gerasimov
FirstName  LastNameIgor Gerasimov
Ozon Holdings  PLC
Comapany
July       NameOzon Holdings PLC
     18, 2022
July 18,
Page  3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services